77D



Dreyfus Pennsylvania Municipal Money Market Fund, Inc. (the "Fund") may purchase securities of other investment companies to the extent permitted under the 1940 Act. The Fund and The Dreyfus Corporation (the "Manager") have received an exemptive order from the Securities and Exchange Commission, which, among other things, permits the Fund to use cash collateral received in connection with lending the Fund's securities and other uninvested cash to purchase shares of one or more registered money market funds advised by the Manager in excess of limitations imposed by the 1940 Act. The Fund's aggregate investment of uninvested cash reserves in such money market funds, however, may not exceed 25% of its total assets.


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                                     Exhibit


SUB-ITEM
                                    77Q3(a)

                  (i) Based on an evaluation of the Disclosure Controls as of a date within 90 days of the Filing Date, the Disclosure Controls are effectively designed to ensure that information required to be disclosed by the Fund in the Report is recorded, processed, summarized and reported by the Filing Date, including ensuring that information required to be disclosed in the Report is accumulated and communicated to the Fund's management, including the Fund Officers, as appropriate to allow timely decisions regarding required disclosure


                  (ii) There were no significant changes in the Fund's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, and there were no corrective actions with regard to significant deficiencies and material weaknesses.


                  (iii) Certification of principal executive officer (see attached). Certification of principal financial officer (see attached).